SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 29, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, April 29th 2008.

To:
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) / Comisión Nacional de Valores (Securities and Exchange Comisión)

We hereby inform that the General Shareholders’ Meeting held on the date hereof approved the distribution of AR $170,994,743.25 (25% of the corporate capital of AR $683,978,973) to the shareholders as cash dividend, authorizing the Board of Directors to make available to the Shareholders, in proportion to their respective shareholdings, the approved cash dividend within 30 calendar days in accordance with the laws in force.

From the total amount of dividends to be distributed, the amount of AR $ 141,000,000 derives from the results of the fiscal year 2007, and the balance ($ 29,994,743.25) derives from retained earnings originated during the fiscal year 2005.

The above mentioned distribution is not subject to the 35% withholding provided for in the section added after section 69 of the Argentine Income Tax Law because the distributed dividends do not exceed the income determined in accordance with the general provisions of such law.

Yours sincerely,

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2008

BANCO MACRO S.A.

By:	/s/ Luis Carlos Cerolini
Name: Luis Carlos Cerolini
Title: Director